Exhibit 3.85
CERTIFICATE OF FORMATION
OF
FALFURRIAS TEXAS, L.L.C.
          This Certificate of Formation of Falfurrias Texas, L.L.C., L.L.C. (the “LLC”) dated April 18, 2006, is being duly executed and filed by Samuel H. Kovitz, as an authorized person to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. § 18-101 et seq.)
          FIRST. The name of the limited liability company formed hereby is Falfurrias Texas, L.L.C.
          SECOND. The address of the registered office of the LLC in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
          IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first written above.

/s/ SAMUEL H. KOVITZ
SAMUEL H. KOVITZ, Authorized Person